UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2


Read instructions at end of Form before preparing Form.  Please print or type.

1.     Name and address of issuer:

       Dreyfus Municipal Funds, Inc.
       200 Park Avenue
       New York, NY  10166

2.     The name of each series or class of securities for which this Form is filed (If the
       form is being filed for all series and classes of securities of the issuer, check the
       box but do not list series or classes):    [  X  ]


3.     Investment Company Act File Number:  811-6377

       Securities Act File Number:  33-42162

4(a).  Last day of fiscal year for which this notice is filed:

             August 31, 2004

4(b).  [    ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
       the end of the issuer's fiscal year).  (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.


4(c).  [    ] Check box if this is the last time the issuer will be filing this Form.

**Dreyfus BASIC Municipal Money Market Fund**
5.     Calculation of registration fee:

       (I)    Aggregate sale price of securities sold during the        $ 321,233,280.42
              fiscal year pursuant to section 24(f):                    ---------------

       (ii)   Aggregate price of securities redeemed or                 $ 255,552,282.30
              repurchased during the fiscal year:                       ---------------

       (iii)  Aggregate price of securities redeemed or                 $ 716,663,083.96
              repurchased during any PRIOR fiscal year ending no        ---------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

       (iv)   Total available redemption credits [add Items 5(ii)       -$ 972,215,366.26
              and 5(iii):                                               --------------

       (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)       $   -0-
              [subtract Item 5(iv) from Item 5(i)]:                     ---------------

       (vi)   Redemption credits available for use in future           $(650,982,085.84)
              years -- if Item 5(i) is less than Item 5(iv)            ---------------

[subtract Item 5(iv) from Item 5(I)]:

   (vii)  Multiplier for determining registration fee (See        x  .00012670
        Instruction C.9):    --------------

  (viii)  Registration fee due (multiply Item 5(v) by Item      =$  0.00
        5(vii) (enter "0" if no fee is due):    =============

6.      If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                   +$   N/A
                    ------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                   =$  0.00
                   ============

**Dreyfus BASIC New Jersey Municipal Money Market Fund**
5.      Calculation of registration fee:

    (I)  Aggregate sale price of securities sold during the    $ 69,819,465.96
        fiscal year pursuant to section 24(f):    --------------

   (ii)  Aggregate price of securities redeemed or       $ 75,810,327.54
       repurchased during the fiscal year:    --------------

  (iii)  Aggregate price of securities redeemed or       $ -0-
       repurchased during any PRIOR fiscal year ending no   --------------
       earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

   (iv)  Total available redemption credits [add Items 5(ii)  -$ 75,810,327.54
       and 5(iii):    -------------

    (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)    $ -0-
       [subtract Item 5(iv) from Item 5(i)]:    --------------

   (vi)  Redemption credits available for use in future    $ (5,990,861.58)
       years -- if Item 5(i) is less than Item 5(iv)    --------------
       [subtract Item 5(iv) from Item 5(I)]:

   (vii)  Multiplier for determining registration fee (See      X  .00012670
       Instruction C.9):    --------------

  (viii)  Registration fee due (multiply Item 5(v) by Item    =$ -0-
       5(vii) (enter "0" if no fee is due):    =============

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

$$+\$ \quad \text{N/A}$$
-------------

8.  Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

$$=\$ \ \text{-0-}$$
=============

**Dreyfus Premier Select Intermediate Municipal Bond Fund Class A**

5.  Calculation of registration fee:

    (I)    Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$$\$6,675,879$$
--------------

    (ii)    Aggregate price of securities redeemed or repurchased during the fiscal year:

$$\$2,161,870$$
--------------

    (iii)    Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$$\$ \ \text{-0-}$$
--------------

    (iv)    Total available redemption credits [add Items 5(ii) and 5(iii):

$$-\$2,161,870$$
--------------

    (v)    Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$$\$4,514,009$$
--------------

    (vi)    Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$$-\$ \text{-0-}$$
--------------

    (vii)    Multiplier for determining registration fee (See Instruction C.9):

$$\text{x} \quad .00012670$$
--------------

    (viii)    Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

$$=\$571.92$$
=============

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

$$+\$ \quad \text{N/A}$$

```
                                             ------------
8.    Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                 =$571.92
                                             ============
```

**Dreyfus Premier Select Intermediate Municipal Bond Fund Class B**

5.    Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the    $1,283,581
          fiscal year pursuant to section 24(f):        --------------

   (ii)   Aggregate price of securities redeemed or       $ 182,489
          repurchased during the fiscal year:         --------------

  (iii)   Aggregate price of securities redeemed or       $-0-
          repurchased during any PRIOR fiscal year ending no  --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

   (iv)   Total available redemption credits [add Items 5(ii)   -$182,489
          and 5(iii):                     --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)   $1,101,092
          [subtract Item 5(iv) from Item 5(i)]:        --------------

   (vi)   Redemption credits available for use in future    $-0-
          years -- if Item 5(i) is less than Item 5(iv)    --------------
          [subtract Item 5(iv) from Item 5(I)]:

   (vii)   Multiplier for determining registration fee (See     x   .00012670
          Instruction C.9):                    --------------

  (viii)   Registration fee due (multiply Item 5(v) by Item    =$139.51
          5(vii) (enter "0" if no fee is due):       =============

6.    If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-.  If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
```
                                                 +$    N/A
                                             -------------
```

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
```
                                                 =$139.51
                                             ============
```

**Dreyfus Premier Select Intermediate Municipal Bond Fund Class C**

5.  Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the     $ 3,391,563
          fiscal year pursuant to section 24(f):              --------------

    (ii)  Aggregate price of securities redeemed or         $580,825
          repurchased during the fiscal year:              --------------

    (iii) Aggregate price of securities redeemed or         $-0-
          repurchased during any PRIOR fiscal year ending no    --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

    (iv)  Total available redemption credits [add Items 5(ii)    -$580,825
          and 5(iii):                          --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)    $2,810,738
          [subtract Item 5(iv) from Item 5(i)]:          --------------

    (vi)  Redemption credits available for use in future     $-0-
          years -- if Item 5(i) is less than Item 5(iv)      --------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See     X  .00012670
          Instruction C.9):                      --------------

    (viii) Registration fee due (multiply Item 5(v) by Item    =$356.12
          5(vii) (enter "0" if no fee is due):         ==============

6.  If the response to item 5(i) was determined by deducting an amount of securities that
    were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
    before October 11, 1997, then report the amount of securities (number of shares or
    other units) deducted here: -0-.  If there is a number of shares or other units that
    were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
    for which this form is filed that are available for use by the issuer in future fiscal
    years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the
    issuer's fiscal year (See Instruction D):

                                                   +$    N/A
                                                   -------------

8.  Total of the amount of the registration fee due plus any interest due [line 5(viii)
    plus line 7]:

                                                 =$356.12
                                                 ============

**Dreyfus Premier Select Intermediate Municipal Bond Fund Class Z**
5.  Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the     $15,659,710
          fiscal year pursuant to section 24(f):              --------------

    (ii)  Aggregate price of securities redeemed or         $49,477,136
          repurchased during the fiscal year:              --------------

    (iii) Aggregate price of securities redeemed or         $-0-

repurchased during any PRIOR fiscal year ending no    ---------------
earlier than October 11, 1995 that were not
previously used to reduce registration fees payable
to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)   -$49,477,136
          and 5(iii):                                    -------------

     (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)    $0
         [subtract Item 5(iv) from Item 5(i)]:               ---------------


    (vi)   Redemption credits available for use in future    $(33,817,426)
          years -- if Item 5(i) is less than Item 5(iv)   ---------------
          [subtract Item 5(iv) from Item 5(I)]:

   (vii)   Multiplier for determining registration fee (See    x   .00012670
          Instruction C.9):                                    -------------


 (viii)   Registration fee due (multiply Item 5(v) by Item    =$0
          5(vii) (enter "0" if no fee is due):            =============


6.      If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-.  If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                        +$   N/A
                                                       -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                       =$0
                                            =============


**Dreyfus Premier Select Municipal Bond Fund Class A**
5.     Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the   $ 794,323
         fiscal year pursuant to section 24(f):            ---------------

    (ii)   Aggregate price of securities redeemed or    $ 1,246,541
         repurchased during the fiscal year:             ---------------

   (iii)   Aggregate price of securities redeemed or    $   -0-
         repurchased during any PRIOR fiscal year ending no   ---------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees payable
         to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii)   -$ 1,246,541
         and 5(iii):                                      -------------

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:            $       -0-
                                                                                            --------------

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:    $(452,218)
                                                                                            --------------

(vii) Multiplier for determining registration fee (See Instruction C.9):            x   .0001267
                                                                                            -------------

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):            =$   -0-
                                                                                            =============

6.    If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):
                                                                                      +$   N/A
                                                                                            -------------

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:
                                                                                      =$       -0-
                                                                                            =============

**Dreyfus Premier Select Municipal Bond Fund Class B**
5.    Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):            $ 360,487
                                                                                            --------------

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:            $    22,746
                                                                                            --------------

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:            $      -0-
                                                                                            --------------

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):            -$ 22,746
                                                                                            -------------

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:            $  337,741
                                                                                            --------------

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:            $(0)
                                                                                            --------------

| (vii) | Multiplier for determining registration fee (See Instruction C.9): | x | .0001267 |
| | | | ------------- |

| (viii) | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): | =$ | 42.79 |
| | | | ============= |

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$   N/A
-------------

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$   42.79
=============

**Dreyfus Premier Select Municipal Bond Fund Class C**

5. Calculation of registration fee:

| (I) | Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): | $ 417,000 |
| | | --------------- |

| (ii) | Aggregate price of securities redeemed or repurchased during the fiscal year: | $ 14,587 |
| | | --------------- |

| (iii) | Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: | $    -0- |
| | | --------------- |

| (iv) | Total available redemption credits [add Items 5(ii) and 5(iii): | -$ 14,587 |
| | | ------------- |

| (v) | Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: | $  402,413 |
| | | --------------- |

| (vi) | Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: | $(0) |
| | | --------------- |

| (vii) | Multiplier for determining registration fee (See Instruction C.9): | x   .0001267 |
| | | ------------- |

| (viii) | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): | =$   50.99 |
| | | ============= |

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect

8

before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                       +$    N/A
                                                                           -------------

8.     Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                       =$    50.99
                                                                           =============

**Dreyfus Premier Select Municipal Bond Fund Class Z**
5.     Calculation of registration fee:

       (I)    Aggregate sale price of securities sold during the          $ 19,788,709
              fiscal year pursuant to section 24(f):                       --------------

       (ii)   Aggregate price of securities redeemed or             $ 42,539,364
              repurchased during the fiscal year:                   --------------

       (iii)  Aggregate price of securities redeemed or             $ 24,298,570
              repurchased during any PRIOR fiscal year ending no    --------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

       (iv)   Total available redemption credits [add Items 5(ii)      -$ 66,837,934
              and 5(iii):                                                --------------

       (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)        $   -0-
              [subtract Item 5(iv) from Item 5(i)]:                      --------------

       (vi)   Redemption credits available for use in future         $(47,049,225)
              years -- if Item 5(i) is less than Item 5(iv)          --------------
              [subtract Item 5(iv) from Item 5(I)]:

       (vii)  Multiplier for determining registration fee (See            x   .0001267
              Instruction C.9):                                            -------------

       (viii) Registration fee due (multiply Item 5(v) by Item           =$    0.00
              5(vii) (enter "0" if no fee is due):                          =============


6.     If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                       +$    N/A
                                                                           -------------

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                     =$      0.00
                                                     =============


                                                     **$ 1161.33**
**TOTAL FOR ALL:**                                   **=============**


9.   Date the registration fee and interest payment was sent to the Commission's lockbox depository:


        Method of Delivery:


                [  X  ]  Wire Transfer
                [     ]  Mail or other means


                             SIGNATURES


        This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.


By (Signature and Title)*          /s/ John B. Hammalian
                                   John B. Hammalian, Secretary


        Date: November 23,2004

* Please print the name and title of the signing officer below the signature.